

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 31, 2009

Mail Stop 3561

via U.S. mail and facsimile

Thomas Roth, President
Encore Brands, Inc.
502 East John Street
Carson City, NV 89706

RE: Encore Brands, Inc.
Form S-1, Amendment 2, filed March 18, 2009
File No. 333-156612

Dear Mr. Roth:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your consolidated financial statements in accordance with Rule 8-08 of Regulation S-X, and provide an updated consent from your independent registered public accounting firm.

Use of Proceeds, page 13

2. The revised disclosure which you have provided in response to comment
    number two of our letter dated March 16, 2009 uses footnotes in the table.
    We are unable to locate the corresponding footnotes. Please revise. Also,
    discuss the use of proceeds if less than 25% of the offering is raised.
    Lastly, as previously requested, provide additional disclosure as to your
    business plan if you are unable to raise nominal funds in this offering.

3. We note the statement that "the chart above represents our best estimate of
    our allocation of the net proceeds of this offering based upon current plans
    and estimates regarding anticipated expenditures. Actual expenditures
    may vary substantially from these estimates, and we may find it necessary
    or advisable to reallocate the net proceeds within the above-described uses
    or for other purposes" and that "Actual expenditures may vary materially
    from these estimates." We direct your attention to Instruction 7 to Item
    504 of Regulation S-K, which states "the registrant may reserve the right
    to change the use of proceeds, provided that such reservation is due to
    certain contingencies that are discussed specifically and the alternatives to
    such use in that event are indicated." Please revise to provide the specific
    contingencies that may result in a variation from the use of proceeds and
    specify the alternatives to the use of proceeds in the event of such
    contingencies.

General Information, page 16

4. We reissue comment three from our letter dated March 11, 2009. In
    discussing your business, provide a specific plan of operations. Provide
    specific milestones for your business, the estimated costs associated with
    each and the time frame. To the extent the time frame is dependent upon
    the financing from this offering, discuss the impact upon your business if
    you are only able to raise nominal funding in this offering.

Certain Relationships and Related Party Transactions, page 47

5. We reissue comment four from our letter dated March 11, 2009. Revise
    this section to discuss the related party transaction with Encore Brands
    LLC.

Exhibits

6. We note material differences between Exhibit 99.2, filed as an exhibit to
    Amendment one, on February 20, 2009; and Exhibit 99.2, filed as an
    exhibit to Amendment two, on March 18, 2009. It appears that Sections 2,
    3, and 4, and perhaps others, have been revised in the version filed March

18, 2009. However, both the original agreement and the amended agreement have the same November 16, 2008 signature date. Please advise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-13357 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Office of Beverages, Apparel and
Healthcare

cc: Thomas Roth, President
        By facsimile: (775) 201-8331